UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 3)
Under the Securities Exchange Act of 1934

ATI Physical Therapy, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00216W109

(CUSIP Number)

Laura Torrado

c/o Knighthead Capital Management, LLC
280 Park Avenue, 22nd Floor

New York, NY 10017
(212) 356-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:
Brian Resnick
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

April 17, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00216W109

1.	Names of Reporting Persons Knighthead Capital Management, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,196,845(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,196,845(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,196,845(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 8.56%(2)
14.	Type of Reporting Person (See Instructions) IA
(1)	Represents 18,196,845 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), including (i) 12,929,880 shares of Class A Common Stock, (ii) 3,157,147 shares of Class A Common Stock issuable upon exercise of an equal number of warrants to acquire shares of Class A Common Stock upon payment of $0.01 per share (“Penny Warrants”) and (iii) 2,109,818 shares of Class A Common Stock issuable upon exercise of an equal number of warrants to acquire shares of Class A Common Stock upon payment of $3.00 per share (“$3 Warrants”).

(2)	Calculated based on (i) 207,384,260 shares of Class A Common Stock issued and outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K, filed on March 16, 2023, and (ii) 5,266,965 shares of Class A Common Stock issuable in connection with the 3,157,147 Penny Warrants and 2,109,818 $3 Warrants.

CUSIP No. 00216W109

1.	Names of Reporting Persons Knighthead Master Fund, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,517,390(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,517,390(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,517,390(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 3.54%(2)
14.	Type of Reporting Person (See Instructions) IA
(1)	Represents 7,517,390 shares of Class A Common Stock, including (i) 5,279,313 shares of Class A Common Stock, (ii) 1,342,846 Penny Warrants and (iii) 895,231 $3 Warrants.

(2)	Calculated based on (i) 207,384,260 shares of Class A Common Stock issued and outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K, filed on March 16, 2023, and (ii) 5,266,965 shares of Class A Common Stock issuable in connection with the 3,157,147 Penny Warrants and 2,109,818 $3 Warrants.

CUSIP No. 00216W109

1.	Names of Reporting Persons Knighthead (NY) Fund, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,310,630(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,310,630(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,310,630(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 1.09%(2)
14.	Type of Reporting Person (See Instructions) IA
(1)	Represents 2,310,630 shares of Class A Common Stock, including (i) 1,650,203 shares of Class A Common Stock, (ii) 396,256 Penny Warrants and (iii) 264,171 $3 Warrants.

(2)	Calculated based on (i) 207,384,260 shares of Class A Common Stock issued and outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K, filed on March 16, 2023, and (ii) 5,266,965 shares of Class A Common Stock issuable in connection with the 3,157,147 Penny Warrants and 2,109,818 $3 Warrants.

CUSIP No. 00216W109

1.	Names of Reporting Persons Knighthead Annuity & Life Assurance Company
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,148,104(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,148,104(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,148,104(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 2.42%(2)
14.	Type of Reporting Person (See Instructions) IA
(1)	Represents 5,148,104 shares of Class A Common Stock, including (i) 4,119,868 shares of Class A Common Stock, (ii) 616,942 Penny Warrants and (iii) 411,294 $3 Warrants.

(2)	Calculated based on (i) 207,384,260 shares of Class A Common Stock issued and outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K, filed on March 16, 2023, and (ii) 5,266,965 shares of Class A Common Stock issuable in connection with the 3,157,147 Penny Warrants and 2,109,818 $3 Warrants.

CUSIP No. 00216W109

1.	Names of Reporting Persons Knighthead Distressed Opportunities Fund, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,220,721(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,220,721(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,220,721(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 1.51%(2)
14.	Type of Reporting Person (See Instructions) IA
(1)	Represents 3,220,721 shares of Class A Common Stock, including (i) 1,880,496 shares of Class A Common Stock, (ii) 801,103 Penny Warrants and (iii) 539,122 $3 Warrants.

(2)	Calculated based on (i) 207,384,260 shares of Class A Common Stock issued and outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K, filed on March 16, 2023, and (ii) 5,266,965 shares of Class A Common Stock issuable in connection with the 3,157,147 Penny Warrants and 2,109,818 $3 Warrants.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2022, as amended by Amendment No. 1 filed with the SEC on September 28, 2022 and Amendment No. 2 filed with the SEC on October 20, 2022 (as amended, the “Schedule 13D”), with respect to the Class A Common Stock, par value $0.0001 per share of ATI Physical Therapy, Inc., a Delaware corporation (the “Issuer” or the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)—(b) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information is based on 207,384,260 shares of Class A Common Stock issued and outstanding as of March 6, 2023, as reported by the Issuer in its Annual Report on Form 10-K, filed on March 16, 2023.

By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the Shares as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that any such Reporting Person, Mr. O’Hara, Mr. Wagner or Mr. Cohen is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

As a result of the agreements made pursuant to the TSA (as defined and described in Item 6 of this Statement), the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of Exchange Act. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Exchange Act, the beneficial owners of any shares of Class A Common Stock covered by the agreements made pursuant to the TSA unless otherwise expressly stated herein.

(c)   Except as otherwise set forth in this Statement, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the past 60 days.

(d)   Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Stock of the Issuer reported by this Statement.

(e)   Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Transaction Support Agreement

On April 17, 2023, the Company entered into an Amended and Restated Transaction Support Agreement (the “TSA”) with certain of its first lien lenders (the “First Lien Lenders”) under that certain Credit Agreement, dated as of February 24, 2022 (the “2022 Credit Agreement”) by and among, inter alios, ATI Holdings Acquisition, Inc., an indirect subsidiary of the Company and as borrower (“Opco”), Wilco Intermediate Holdings, Inc. (“Holdings”), the lenders from time to time party thereto, the lender representative and the administrative agent; the administrative agent under the 2022 Credit Agreement; holders of its Series A Preferred Stock (the “Preferred Equityholders”, including the Knighthead Funds); and holders of the majority of the Shares (together with the First Lien Lenders and the Preferred Equityholders, the “Parties”), setting forth the principal terms of a comprehensive transaction to enhance the Company’s liquidity (the “Transaction”).

Pursuant to the TSA, on April 17, 2023, the Company and the Parties entered into (i) Amendment No. 2 (the “Credit Agreement Amendment”) to the 2022 Credit Agreement, (ii) a Second Lien Note Purchase Agreement (the “Note Purchase Agreement”), by and among the Company, Wilco Holdco, Inc. (“Wilco”), Holdings, Opco, the purchasers from time to time party thereto (the “Purchasers”, including certain of the Preferred Equityholders or their affiliates

(including the Knighthead Funds)) and Wilmington Savings Fund Society, FSB, as purchaser representative and (iii) agreed to and append thereto substantially final forms of the remaining definitive documents and subject to the terms and conditions thereof. The Parties have agreed to support, act in good faith and take all steps reasonably necessary and desirable to consummate the transactions referenced therein by June 15, 2023 (the “Outside Closing Date”). Specifically, the Company has agreed, subject to stockholder approval of the Transaction, to a delayed draw new money financing in which the Company (i) may cause to be issued to the Purchasers (including the Knighthead Funds) an aggregate principal amount of $25.0 million in the form of a new stapled security, comprised of (A) second lien PIK convertible notes (the “Notes”) and (B) shares of Series B Preferred Stock (as defined below), which will provide the holder thereof with voting rights such that the holders thereof will have the right to vote on an as-converted basis as if the conversion occurred at an initial price per share equal to the average closing price for the five trading days immediately preceding the date on which the Note Purchase Agreement was signed (the “NYSE Minimum Price”), (ii) will facilitate the exchange of $100.0 million of the aggregate principal amount of the term loans under the 2022 Credit Agreement held by certain of the Preferred Equityholders (including the Knighthead Funds) for Notes and Series B Preferred Stock and (iii) will agree to certain other changes to the terms of the 2022 Credit Agreement, including modifications of the financial covenants thereunder. Holders of the Notes will also receive additional Notes upon the in-kind payment of interest on any outstanding Notes. The Notes will be convertible into Shares at a fixed conversion price of $0.25 (subject to adjustment as provided in the Note Purchase Agreement, the “Conversion Price”). Assuming the conversion of the Notes to be held by the Reporting Persons at the closing of the Transaction and a Conversion Price of $0.25, the Knighthead Funds would beneficially own 221,165,983 Shares of the Company at the closing of the Transaction.

In addition, as part of the Transaction, (1) the Preferred Equityholders’ (including the Knighthead Funds) preexisting rights as holders of the Company’s Series A Preferred Stock to designate and elect one director to the Company’s Board of Directors (the “Board”) will be revised to provide that (aa) the Preferred Equityholders have the right to appoint three additional directors to the Board (resulting in the right of the Preferred Equityholders to appoint a total of four directors to the Board) until such time after the Closing Date (as defined in certain of the transaction agreements entered into in connection with the original issuance of the Series A Preferred Stock) that the Knighthead Funds and their affiliates cease to hold at least 50.1% of the Series A Preferred Stock held by it as of the Closing Date, one of whom must be unaffiliated with (and independent of) the Preferred Equityholders and who must meet the definition of “independent” under the listing standards of the New York Stock Exchange, and by the Securities and Exchange Commission; and (bb) all such designee directors of the Preferred Equityholders will be subject to consideration by the Board (acting in good faith and consistent with their review of other Board candidates) and (2) the provision in the certificate of designation of the Company’s Series A Preferred Stock that eliminated the Preferred Equityholders’ director designation rights upon the Company’s achievement of certain amounts of EBITDA will be deleted (and the equivalent provision in the Investors’ Rights Agreement will also be deleted).

There is no assurance that the Transaction contemplated by the TSA will be consummated on the terms as described above, on a timely basis or at all.

The foregoing description of the TSA does not purport to be complete and is qualified in its entirety by reference to the text of such agreements, a copy of which is attached hereto and incorporated herein by reference.

Note Purchase Agreement, Master Assignment Agreement and Series B Preferred Stock

Pursuant to the Note Purchase Agreement and that certain Master Assignment and Assumption Agreement (the “Master Assignment and Assumption Agreement”), by and among ATI Holdings Acquisition Inc. as Assignee and the lenders party thereto (including certain of the Preferred Equityholders, including the Knighthead Funds), respectively, and subject to the terms and conditions set forth therein, the (i) Company authorized the issuance of the Notes and certain of the Preferred Equityholders (including the Knighthead Funds) have agreed to purchase the Notes in a maximum principal amount of $25.0 million and (ii) certain of the Preferred Equityholders (including the Knighthead Funds) will exchange $100.0 million of the aggregate principal amount of the term loans under the 2022 Credit Agreement held by certain of the Preferred Equityholders or their affiliates (including the Knighthead Funds) for Notes and Series B Preferred Stock. The Notes are exchangeable for Shares of the Company at a fixed price of $0.25 per Share and the holders thereof would have the right to vote on corporate matters on an as-exchanged basis.

The Company will issue to each holder of Notes (including the Knighthead Funds) shares of Series B Preferred Stock (the “Series B Preferred Stock”) in an amount equal to the quotient (rounded down to the nearest whole number) obtained by dividing (A) the amount paid by such holder to the Company for the Notes by (B) $1,000. The holders of shares of Series B Preferred Stock shall have full voting rights and powers equal to the voting rights and powers of the holders of Shares, and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the

Company, shall be entitled to vote, together with holders of Shares, with respect to any question upon which holders of Shares have the right to vote. Fractional votes shall not, however, be permitted, and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series B Preferred Stock held by each holder could be converted) shall be rounded down to the nearest whole share of Series B Preferred Stock.

The Series B Preferred Stock shall not have any dividend or redemption rights and, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, after satisfying any senior payment obligations and before any payment in respect of any Common Stock, an amount per share of Series B Preferred Stock equal to $0.0001.

The Series B Preferred Stock shall be governed in all respects by Delaware law.

The foregoing description of the Note Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such agreement, a copy of which is attached hereto and incorporated herein by reference.

Amendment No. 2 to the Credit Agreement

The Credit Agreement Amendment provides, among other things, (i) a reduction of the thresholds applicable to the minimum liquidity financial covenant under the 2022 Credit Agreement for certain periods, (ii) a waiver of the requirement to comply with the Secured Net Leverage Ratio financial covenant under the 2022 Credit Agreement for the fiscal quarters ending June 30, 2024, September 30, 2024 and December 31, 2024 and a modification of the levels and certain component definitions applicable thereto in the fiscal quarters ending after December 31, 2024, (iii) waiver of the requirement for the Company to deliver audited financial statements without certain going concern qualifications for the years ended December 31, 2022, December 31, 2023, and December 31, 2024, and (iv) an increase in the interest rate payable on the existing term loans and revolving loans until the achievement of a specified financial metric.

The foregoing description of the Credit Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the text of such agreement, a copy of which is attached hereto and incorporated herein by reference.

Transactions in Term Loans under the 2022 Credit Agreement

On March 15, 2023, KHDOF entered into an agreement to acquire approximately $10.3 million in the principal amount of term loans under the 2022 Credit Agreement (the “Term Loans Transaction”). Upon the settlement of the Term Loans Transaction and the closing of the Transaction, such term loans will be exchanged for Notes and Series B Preferred Stock pursuant to the terms of the Note Purchase Agreement and Master Assignment and Assumption Agreement.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Transaction Support Agreement (filed as Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K filed on March 16, 2023 and incorporated herein by reference).
2	Amended and Restated Transaction Support Agreement (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 21, 2023 and incorporated herein by reference).
3	Second Lien Note Purchase Agreement (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on April 21, 2023 and incorporated herein by reference).
4	Amendment No. 2 to the Credit Agreement (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 21, 2023 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2023

KNIGHTHEAD CAPITAL MANAGEMENT, LLC

By:	/s/ Laura Torrado
	Name:	Laura Torrado
	Title:	General Counsel

KNIGHTHEAD MASTER FUND, L.P. By: Knighthead Capital Management, LLC, its investment manager
By:	/s/ Laura Torrado
	Name:	Laura Torrado
	Title:	General Counsel

KNIGHTHEAD (NY) FUND, L.P. By: Knighthead Capital Management, LLC, its investment advisor
By:	/s/ Laura Torrado
	Name:	Laura Torrado
	Title:	General Counsel

KNIGHTHEAD ANNUITY & LIFE ASSURANCE COMPANY By: Knighthead Capital Management, LLC, its investment advisor
By:	/s/ Laura Torrado
	Name:	Laura Torrado
	Title:	General Counsel

KNIGHTHEAD DISTRESSED OPPORTUNITIES FUND, L.P. By: Knighthead Capital Management, LLC, its investment manager
By:	/s/ Laura Torrado
	Name:	Laura Torrado
	Title:	General Counsel